Exhibit 12

H.B. FULLER COMPANY

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Thousands of Dollars)

	Fiscal Year
	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income taxes, minority interests, equity investments and accounting change	$100,030	$74,365	$38,922	$46,370	$35,350
Add:
Interest expense	17,823	13,191	14,650	15,500	18,389
Interest portion of rental expense	1,057	1,268	1,267	1,317	1,642
Distributed earnings of 20-50% owned companies	846	522	365	470	—

Total Earnings Available for Fixed Charges	$119,756	$89,346	$55,204	$63,657	$55,381

Fixed charges:
Interest on debt	$17,526	$12,674	$14,490	$14,683	$17,559
Interest portion of rental expense	1,057	1,268	1,267	1,317	1,642

Total fixed charges	$18,583	$13,942	$15,757	$16,000	$19,201

Ratio of earnings to fixed charges	6.4	6.4	3.5	4.0	2.9

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$18,583	$13,942	$15,757	$16,000	$19,201
Dividends on preferred stock (pretax basis)	—	—	—	—	11

Total fixed charges and preferred stock dividends	$18,583	$13,942	$15,757	$16,000	$19,212

Earnings available for fixed charges and preferred stock dividends	$119,756	$89,346	$55,204	$63,657	$55,381

Ratio of earnings to fixed charges and preferred stock dividends	6.4	6.4	3.5	4.0	2.9